FORM 3 (Print or Type Responses)	UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INITIAL STATEMENT OF
BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940	OMB APPROVAL OMB Number: 3235-0104 Expires: January 31, 2005 Estimated average burden hours per response ...................... 0.5

1.	Name and Address of Reporting Person*			2.	Date of Event Requiring Statement (Month/Day/Year)	4.	Issuer Name and Ticker or Trading Symbol
	Citadel Limited Partnership			10/31/02		Metals USA, Inc. (not yet determined)

	(Last)	(First)	(Middle)	3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5.	Relationship of Reporting Person(s) to Issuer (Check all applicable)		6.	If Amendment, Date of Original (Month/Day/Year)
							Director	X 10% Owner
	c/o Citadel Investment Group, L.L.C. 225 West Washington, 9th Floor						Officer (give title below)	Other (specify below)

(Street)									7.	Individual or Joint/Group Filing (Check Applicable Line)
	Chicago	IL	60606							Form filed by One Reporting Person X Form filed by More than One Reporting Person

	(City)	(State)	(Zip)		Table I — Non-Derivative Securities Beneficially Owned

1.	Title of Security (Instr. 4)	2.	Amount of Securities Beneficially Owned (Instr. 4)	3.	Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4.	Nature of Indirect Beneficial Ownership (Instr. 5)

	Common Stock		4,489,550*		I		*(see attached)

Reminder: Report on a separate lime for each class of securities beneficially owned directly or indirectly. *If the form is filed by more than one reporting person, see Instruction 5(b)(v).
PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.	(Over) SEC 1473 (7-02)

FORM 3 (Continued)	Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 4)	2.	Date Exercisable and Expiration Date (Month/Day/Year)		3.	Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4.	Conversion or Exercise Price of Derivative Security	5.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6.	Nature of Indirect Beneficial Ownership (Instr. 5)

			Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	Warrant		4/30/03*	4/29/08*		Common Stock	5,090*		$18.93*		I		*(see attached)

	Warrant		4/30/03*	4/29/08*		Common Stock	2,171*		$18.93*		I		*(see attached)

Explanation of Responses: *See attached	CITADEL LIMITED PARTNERSHIP
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	By:	GLB Partners, L.P. its General Partner
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.	By:	Citadel Investment Group, L.L.C., its General Partner
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.	By:	/s/ ADAM C. COOPER Adam C. Cooper, Senior Managing Director and General Counsel	11/19/02 Date

Explanation of Responses

Name:	Citadel Limited Partnership
Address:	225 West Washington, 9th Floor Chicago, Illinois 60606
Issuer and Ticker Symbol:	Metals USA, Inc. (not yet determined)
Date of Event Requiring Statement:	10/31/02

Explanation of Responses:

Pursuant to the Issuer's bankruptcy reorganization plan which became effective on October 31, 2002, certain debt and equity of the Issuer beneficially owned by Citadel Equity Fund Ltd. and Citadel Credit Trading Ltd. was converted into the right to receive approximately 3,129,000 shares of common stock and a warrant to purchase approximately 5,090 shares of common stock to be held by Citadel Equity Fund Ltd. and approximately 1,360,550 shares of common stock and a warrant to purchase approximately 2,171 shares of common stock to be held by Citadel Credit Trading Ltd. The issuer has indicated that the warrants described above will be issued six months after October 31, 2002. The share numbers, the date the warrants are exercisable, the expiration dates, and the exercise prices described above are based upon estimates included in the Issuer's reported bankruptcy reorganization plan.

Citadel Limited Partnership ("Citadel") is the trading manager of each of Citadel Equity Fund Ltd. and Citadel Credit Trading Ltd. and consequently has voting control and investment discretion over securities held by both Citadel Equity Fund Ltd. and Citadel Credit Trading Ltd. Citadel disclaims beneficial ownership of the shares beneficially owned by Citadel Equity Fund Ltd. and Citadel Credit Trading Ltd. Each of the other persons jointly filing this Form 3 may be deemed to indirectly control either Citadel Equity Fund Ltd. or Citadel Credit Trading Ltd. or both and may be deemed to have a pecuniary interest in such shares and disclaims beneficial ownership of the shares held by Citadel Equity Fund Ltd. and Citadel Credit Trading Ltd. Each of Citadel Equity Fund Ltd. and Citadel Credit Trading Ltd. disclaim beneficial ownership of the shares held by the other.

JOINT FILER INFORMATION

Name:	GLB Partners, L.P.
Address:	225 West Washington, 9th Floor Chicago, Illinois 60606
Designated Filer:	Citadel Limited Partnership
Issuer and Ticker Symbol:	Metals USA, Inc. (not yet determined)
Date of Event Requiring Statement:	10/31/02
GLB PARTNERS, L.P.
		By:	Citadel Investment Group, L.L.C., its General Partner
		By:	/s/ ADAM C. COOPER Adam C. Cooper, Senior Managing Director and General Counsel

JOINT FILER INFORMATION

Name:	Citadel Investment Group, L.L.C.
Address:	225 West Washington, 9th Floor Chicago, Illinois 60606
Designated Filer:	Citadel Limited Partnership
Issuer and Ticker Symbol:	Metals USA, Inc. (not yet determined)
Date of Event Requiring Statement:	10/31/02
CITADEL INVESTMENT GROUP, L.L.C.,
		By:	/s/ ADAM C. COOPER Adam C. Cooper, Senior Managing Director and General Counsel

JOINT FILER INFORMATION

Name:	Kenneth Griffin
Address:	225 West Washington, 9th Floor Chicago, Illinois 60606
Designated Filer:	Citadel Limited Partnership
Issuer and Ticker Symbol:	Metals USA, Inc. (not yet determined)
Date of Event Requiring Statement:	10/31/02
/s/ ADAM C. COOPER Attorney-in-fact

JOINT FILER INFORMATION

Name:	Wellington Partners Limited Partnership
Address:	c/o Citadel Investment Group, L.L.C. 225 West Washington, 9th Floor Chicago, Illinois 60606
Designated Filer:	Citadel Limited Partnership
Issuer and Ticker Symbol:	Metals USA, Inc. (not yet determined)
Date of Event Requiring Statement:	10/31/02
WELLINGTON PARTNERS LIMITED PARTNERSHIP
		By:	Citadel Limited Partnership, its General Partner
		By:	GLB Partners, L.P., its General Partner
		By:	Citadel Investment Group, L.L.C., its General Partner
		By:	/s/ ADAM C. COOPER Adam C. Cooper, Senior Managing Director and General Counsel

JOINT FILER INFORMATION

Name:	Citadel Distressed and Credit Opportunity Fund Ltd.
Address:	c/o Citadel Investment Group, L.L.C. 225 West Washington, 9th Floor Chicago, Illinois 60606
Designated Filer:	Citadel Limited Partnership
Issuer and Ticker Symbol:	Metals USA, Inc. (not yet determined)
Date of Event Requiring Statement:	10/31/02
CITADEL DISTRESSED AND CREDIT OPPORTUNITY FUND LTD.
		By:	Citadel Limited Partnership, its Trading Manager
		By:	GLB Partners, L.P., its General Partner
		By:	Citadel Investment Group, L.L.C., its General Partner
		By:	/s/ ADAM C. COOPER Adam C. Cooper, Senior Managing Director and General Counsel

JOINT FILER INFORMATION

Name:	Kensington Global Strategies Fund, Ltd.
Address:	c/o Citadel Investment Group, L.L.C. 225 West Washington, 9th Floor Chicago, Illinois 60606
Designated Filer:	Citadel Limited Partnership
Issuer and Ticker Symbol:	Metals USA, Inc. (not yet determined)
Date of Event Requiring Statement:	10/31/02
KENSINGTON GLOBAL STRATEGIES FUND, LTD.
		By:	Citadel Limited Partnership, its Trading Manager
		By:	GLB Partners, L.P., its General Partner
		By:	Citadel Investment Group, L.L.C., its General Partner
		By:	/s/ ADAM C. COOPER Adam C. Cooper, Senior Managing Director and General Counsel

JOINT FILER INFORMATION

Name:	Citadel Credit Trading Ltd.
Address:	c/o Citadel Investment Group, L.L.C. 225 West Washington, 9th Floor Chicago, Illinois 60606
Designated Filer:	Citadel Limited Partnership
Issuer and Ticker Symbol:	Metals USA, Inc. (not yet determined)
Date of Event Requiring Statement:	10/31/02
CITADEL CREDIT TRADING LTD.
		By:	Citadel Limited Partnership, its Trading Manager
		By:	GLB Partners, L.P., its General Partner
		By:	Citadel Investment Group, L.L.C., its General Partner
		By:	/s/ ADAM C. COOPER Adam C. Cooper, Senior Managing Director and General Counsel

JOINT FILER INFORMATION

Name:	Citadel Equity Fund Ltd.
Address:	c/o Citadel Investment Group, L.L.C. 225 West Washington, 9th Floor Chicago, Illinois 60606
Designated Filer:	Citadel Limited Partnership
Issuer and Ticker Symbol:	Metals USA, Inc. (not yet determined)
Date of Event Requiring Statement:	10/31/02
CITADEL EQUITY FUND LTD.
		By:	Citadel Limited Partnership, its Trading Manager
		By:	GLB Partners, L.P., its General Partner
		By:	Citadel Investment Group, L.L.C., its General Partner
		By:	/s/ ADAM C. COOPER Adam C. Cooper, Senior Managing Director and General Counsel

POWER OF ATTORNEY

        The undersigned hereby constitutes and appoints Adam C. Cooper as the undersigned's true and lawful authorized representative and attorney-in-fact to execute for and on behalf of the undersigned and to file with the United States Securities and Exchange Commission and any other authority: (a) any Forms 3, 4 and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the rules promulgated thereunder; and (b) any Schedule 13D or Schedule 13G, and any amendments thereto, on behalf of the undersigned in accordance with Section 13 of the 1934 Act and the rules promulgated thereunder.

        The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 16 or Section 13 or any other provision of the 1934 Act.

        This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file any Forms 3, 4 and 5 or Schedule 13D or 13G, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

        IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of November 4, 2002.

/s/ KENNETH GRIFFIN Kenneth Griffin